EXHIBIT 4.2

WKN: [●]

ISIN: [●]

Ordnungsnummer: [●]

BioNTech SE

Mainz, Deutschland/Germany

Globalurkunde/Global Share Certificate

über bis zu /with respect to up to

[●] mit den Stücknummern [●] bis [●] / [●] with the part numbers [●] to [●]

auf den Namen der [●], lautende Stammaktien mit einem rechnerischen Anteil am Grundkapital der BioNTech SE in Höhe von jeweils EUR 1 je Aktie. / no-par value registered shares in the name of [●], with a notional interest in the registered share capital of BioNTech SE of EUR 1 per share.

Die Anzahl der in dieser Globalurkunde verbrieften und begebenen Aktien ergibt sich aus der aktuellen EDV-basierten Depotdokumentation der Clearstream Banking AG, Frankfurt am Main. / The number of shares represented and issued under this global share certificate is based on the current EDP-based depot documentation of Clearstream Banking AG, Frankfurt am Main.

Diese Globalurkunde ist ausschließlich zur Verwahrung bei Clearstream Banking AG, Frankfurt am Main, bestimmt. / This global share certificate is only for custody at Clearstream Banking AG Frankfurt am Main.

Zu dieser Globalurkunde wurde kein Globalgewinnanteilsschein ausgefertigt. / No global dividend coupon has been issued for this global share certificate.

Die in dieser Globalurkunde verbrieften Aktien sind ab dem 1. Januar 2019 gewinnberechtigt. / The shares represented in this global share certificate are entitled to dividends from 1 January 2019.

Die Urkunde ist in deutscher und englischer Sprache verfasst; maßgebend ist die deutsche Fassung. / This global share certificate is made in the German language and the English language; the German language shall prevail.

Mainz, im [●]

BioNTech SE

[●]

einzelvertretungsberechtigtes Vorstandsmitglied /

member of the management board with sole power of representation